UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

byNordic Acquisition Corporation
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

124420100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.124420100

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


0

6
Shared Voting Power


198,248

7
Sole Dispositive Power


0

8
Shared Dispositive Power


198,248

9
Aggregate Amount Beneficially Owned by Each Reporting Person

198,248

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.09%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.124420100

1
Names of Reporting Persons

ACM ASOF VII (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


0

6
Shared Voting Power


278,141

7
Sole Dispositive Power


0

8
Shared Dispositive Power


278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.53%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.124420100

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


0

6
Shared Voting Power


555,982

7
Sole Dispositive Power


0

8
Shared Dispositive Power


555,982

9
Aggregate Amount Beneficially Owned by Each Reporting Person

555,982

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.06%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.124420100

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


0

6
Shared Voting Power


1,310,512

7
Sole Dispositive Power


0

8
Shared Dispositive Power


1,310,512

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,310,512

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

7.2%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No.124420100

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


0

6
Shared Voting Power


278,141

7
Sole Dispositive Power


0

8
Shared Dispositive Power


278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.53%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.124420100

1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


0

6
Shared Voting Power


278,141

7
Sole Dispositive Power


0

8
Shared Dispositive Power


278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.53%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.124420100

1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a) [x]
(b) [ ]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
Sole Voting Power


0

6
Shared Voting Power


278,141

7
Sole Dispositive Power


0

8
Shared Dispositive Power


278,141

9
Aggregate Amount Beneficially Owned by Each Reporting Person

278,141

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.53%

12
Type of Reporting Person (See Instructions)

IA, PN




Item 1(a). Name of Issuer:

byNordic Acquisition Corporation

Item 1(b). Address of Issuers Principal Executive Offices:

Einar Hansens Esplanad 29, 211 13 Malmo, Sweden

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of the following persons
(collectively, the Reporting Persons):

i. Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii. ACM ASOF VII (Cayman) Holdco LP (ASOF);
iii. ACM Alamosa (Cayman) Holdco LP (Alamosa);
iv. Atalaya Capital Management LP (ACM);
v. Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vi. Corbin Capital Partners GP, LLC (CCPG); and
vii. Corbin Capital Partners, L.P. (CCP).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of ASPIF II, ASOF, Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c). Citizenship:

Each of ASPIF II, ACM and CCP is a Delaware limited partnership. Each of ASOF and Alamosa is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. CCPG is a Delaware limited liability company.

Item 2(d). Title and Class of Securities:

Class A common stock, par value $0.0001 per share (the Shares)

Item 2(e). CUSIP Number:

124420100

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 1,310,512 Shares, which amount includes (i) the 198,248 Shares held by ASPIF II, (ii) the 278,141 Shares held by ASOF,(iii) the 555,982 Shares held by Alamosa, and (iv) the 278,141 Shares underlying Units held by CEOF. Each of CCPG and CCP may be deemed the beneficial owner of 278,141 Shares, which amount includes the 278,141 Shares held by CEOF.


Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 7.2% of Shares outstanding, which amount includes (i) 1.09% of Shares outstanding held by ASPIF II, (ii) 1.53% of Shares outstanding held by ASOF, (iii) the 3.06% of Shares outstanding held by Alamosa, and (iv) the 1.53% of Shares outstanding held by CEOF. Each of CCPG and CCP may be deemed the beneficial owner of approximately 1.53% of Shares outstanding, which amount includes 1.53% of Shares outstanding held by CEOF. These percentages are based on 18,190,000 shares of Class A common stock as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2022.

Item 4(c). Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 198,248
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 198,248

ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,141

Alamosa:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 555,982
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 555,982

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,310,512
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,310,512

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,141

CCPG:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,141

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,141

The Shares are directly held by ASPIF II, ASOF, Alamosa and CEOF (the Direct Holders). As ASPIF II, ASOF and Alamosa's investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF and Alamosa. As CEOFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of
Section 13 of the Act, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8. Identification and classification of members of the group.

ASPIF II, ASOF, Alamosa, ACM, CEOF, CCPG and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,310,512 Shares. CEOF, CCPG and CCP disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF and Alamosa. ASPIF II, ASOF, Alamosa and ACM disclaim beneficial ownership over the Shares held directly by CEOF.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


February 14, 2023


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).